
NYSE
AX
Axos Financial, Inc.
34.9600
axos
FINANCIAL
AX
LISTED
NYSE
211

Axos Financial, Inc.
Investor Presentation

May 7, 2024

NYSE: AX

Banking Evolved℠

Safe Harbor



This presentation contains forward-looking statements that involve risks and uncertainties, including without limitation statements relating to Axos Financial, Inc.'s ("Axos") financial prospects and other projections of its performance and asset quality, Axos' deposit balances and capital ratios, Axos' ability to continue to grow profitably and increase its business, Axos' ability to continue to diversify its lending and deposit franchises, the anticipated timing and financial performance of other offerings, initiatives, and acquisitions, expectations of the environment in which Axos operates and projections of future performance. These forward-looking statements are made on the basis of the views and assumptions of management regarding future events and performance as of the date of this presentation. Actual results and the timing of events could differ materially from those expressed or implied in such forward-looking statements as a result of risks and uncertainties, including without limitation Axos' ability to successfully integrate acquisitions and realize the anticipated benefits of the transactions, changes in the interest rate environment, monetary policy, inflation, government regulation, general economic conditions, changes in the competitive marketplace, conditions in the real estate markets in which we operate, risks associated with credit quality, our ability to attract and retain deposits and access other sources of liquidity, and the outcome and effects of litigation and other factors beyond our control. These and other risks and uncertainties detailed in Axos' periodic reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2023, Form 10-Q for the quarter ended March 31, 2024 and its last earnings press release, could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Axos undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All written and oral forward-looking statements made in connection with this presentation, which are attributable to us or persons acting on Axos' behalf are expressly qualified in their entirety by the foregoing information.

Axos' Business Model is Differentiated From Other Banks

Customer Acquisition	Sales	Servicing	Distribution
› Digital Marketing › Affinity and Distribution Partners › Data mining/target feeding direct marketing › Cross-selling	› Automated fulfillment › Inbound call center sales › Outbound call center sales › Minimal outside sales › Significant inside sales	› Self-service › Digital journey › Direct banker (call center)	› Balance sheet › Whole loan sales options › Securitization

Core Digital Capabilities

Data Driven Insight	**Integrated Customer Experience**	**Digital Marketing**	**Digitally Enabled Operations**	**Next-Gen Technology**

Axos is a Top Performer Versus Bank Peer Group

	Axos Bank	Peer Group[1]	Percentile
ROAA	2.09%	0.65%	96%
Return on Equity	21.04%	6.69%	94%
Net Interest Income	4.46%	2.70%	96%
Efficiency Ratio	42.71%	72.82%	6%

The 94% on ROE means that the Bank outperformed 94% of all banks. The 6% efficiency ratio ranking means that only 6% of banks have lower expenses in comparison to their revenues.

Source: Uniform Bank Performance Report (UBPR) as of December 31, 2023; data retrieved March 14, 2024.
Note 1: Peer group is all savings banks with assets greater than $1 billion for quarter ended December 31, 2023.

Axos Financial’s Three Divisions Provide the Foundation for Sustained Long-term Growth


Consumer Banking
Securities
Commercial Banking

Investment Thesis

- Diverse mix of assets, deposits, and fee income reduces risk and provides multiple growth opportunities in varying environments
- Differentiated retail digital strategy from “online savings banks” or fin-tech competitors
- Structural cost advantage vs. traditional banks
- Differentiated distribution strategy
- New business initiatives generate incremental growth
- Universal Digital Banking Platform and Enterprise Technology stack provide operating leverage opportunity
- Technology synergies among divisions reduce overall cost of growth strategy

Consolidated Fiscal Third Quarter 2024 Highlights Compared with Fiscal Third Quarter 2023

Asset Growth



$ Millions
25,000
20,000
15,000
10,000
5,000
0
19,782
22,642
14%
Q3 2023
Q3 2024

Deposit Growth



$ Millions
25,000
20,000
15,000
10,000
5,000
0
16,739
19,104
14%
Q3 2023
Q3 2024

Net Income



$ Millions
100
0
79.9
110.7
39%
Q3 2023
Q3 2024

Diluted EPS



$ Diluted EPS
3.00
2.00
1.00
0.00
1.32
1.91
45%
Q3 2023
Q3 2024

Return on Equity = 20.71%

Return on Assets = 1.98%

Diluted EPS and Book Value Per Share Have Been Consistently Strong



Diluted EPS (FY)
$ Per Share
6.00
4.00
2.00
0.00
16.4% CAGR
2.37
2.48
2.98
3.56
3.97
5.07
2018 2019 2020 2021 2022 2023



Book Value Per Share (FY)
$ Per Share
40.00
30.00
20.00
10.00
0.00
16.4% CAGR
15.24
17.47
20.56
23.62
27.48
32.53
2018 2019 2020 2021 2022 2023

Expanding Net Interest Margin Through a Variety of Interest Rate Cycles[1]


Rising Net Interest Margin
6%
4%
2%
0%
3.76%
3.83%
3.92%
4.13%
4.35%
4.87%
2.40%
0.08%
0.08%
0.26%
5.08%
5.33%
2019
2020
2021
2022
2023
Q3 2024
NIM
Effective Fed Funds Rate

Note 1: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial products. The partnership was terminated December 8, 2020. NIM excludes impact of HRB.

Interest Rate Components of Loan & Lease Portfolio

As of March 31, 2024

Mix of Loan Repricing Types



Fixed
7%
Hybrid
27%
Variable
66%

Fixed/Hybrid Years to Maturity / Repricing[1]



$ Millions
7,000
6,000
5,000
4,000
3,000
2,000
1,000
—
691
1,291
2,200
3,456
5,319
6,036
6,099
1/2
1
2
3
5
10
20 +
Years
11%
21%
36%
57%
87%
99%
100%

Note 1: Excludes SF Warehouse Lending and Equipment Leasing. The years to repricing assumes no loan prepayments and reflects only contractual terms.

Of the fixed and hybrid rate loan balances in our portfolio at March 31, 2024, 57% will reprice within 3 years and 87% will reprice within 5 years.

Loan Growth by Category

$ Millions

Loans	Category	Q3 FY24	Q2 FY24	Inc (Dec)
Single Family Mortgage & Warehouse	Jumbo Mortgage	$ 3,964	$ 3,993	$ (29)
	SF Warehouse Lending	159	99	60
Multifamily & Commercial Mortgage	Multifamily	2,663	2,708	(45)
	Small Balance Commercial	1,338	1,357	(19)
Commercial Real Estate	CRE Specialty	5,220	5,400	(180)
	Lender Finance RE	693	643	50
Commercial & Industrial Non-RE	Lender Finance Non-RE	2,320	2,235	85
	Asset-Based and Cash Flow Lending	1,617	1,189	428
	Capital Call Facilities	891	753	138
Auto & Consumer	Auto	399	419	(20)
	Unsecured/OD	51	59	(8)
Other		2	5	(3)
		$ 19,317	$ 18,860	$ 457

Commercial Real Estate Specialty[1] Detail
as of March 31, 2024

Loan Type	Balance (mm)	Weighted Avg. LTV	Non-Performing Loans (mm)
Multifamily	$ 1,971	38 %	$ 11
Hotel	1,045	39	—
SFR	812	42	15
Other	233	28	—
Office	410	37	—
Industrial	554	48	—
Retail	195	46	—
Total	**$ 5,220**	**40 %**	**$ 26**


77%
4%
19%
LTV Distribution
≤ 50%
> 50% to 65%
> 65%

Note 1: Includes Commercial Real Estate Specialty loan portfolio only; see Form 10-Q for the quarterly period ended March 31, 2024 for additional details of other loan categories

Commercial Real Estate Specialty[1] Detail

as of March 31, 2024

76% of total Commercial Real Estate Specialty balance at March 31, 2024 is indirect note structures where Axos has first payment priority; these loans carry a weighted-average LTV of 39%.

Loan Type	Balance (mm)	Weighted Avg. LTV
Construction	$ 1,951	35 %
Bridge	1,815	44
Pre-development	507	37
Stabilized	947	45
Total	**$ 5,220**	**40 %**

Note 1: Includes Commercial Real Estate Specialty loan portfolio only; see Form 10-Q for the quarterly period ended March 31, 2024 for additional details of other loan categories

Diversified Deposit Gathering

Approximately 90% of deposits are FDIC-insured or collateralized

- Serves approximately 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- Software allows servicing of SEC receivers and non-chapter 7 cases

- Full service digital banking, wealth management, and securities trading



Fiduciary Services $1.2B
Consumer Direct $10.9B
Specialty Deposits $1.3B[2]
Diversified Deposit Gathering Business Lines
Distribution Partners $0.5B
Axos Securities $0.8B[1]
Small Business Banking $0.4B
Commercial & Treasury Management $4.0B

- 1031 exchange firms
- Title and escrow companies
- HOA and property management
- Business management and entertainment

- White-label banking

- Broker-dealer client cash
- Broker-dealer reserve accounts

- Business banking with simple suite of cash management services

- Full service treasury/cash management
- Team enhancements and geographic expansion
- Bank and securities cross-sell

*Deposit balances as of March 31, 2024
[1]Excludes approximately $550 million of off-balance sheet deposits
[2]Excludes approximately $700 million of client deposits held at other banks

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

June 30, 2013

Total Deposits = $2.1 billion


Checking and other demand deposits
19%
Time deposits
50%
31%
Savings

March 31, 2024

Total Deposits = $19.1 billion


Time deposits
6%
Checking and other demand deposits
30%
Savings
64%

Checking Growth (6/2013 - 3/2024) = 1371%
Savings Growth (6/2013 - 3/2024) = 1814%

Customer Base and Deposit Volume is Well Distributed Throughout the United States


WA
MT
ND
MN
OR
ID
SD
WI
MI
WY
NY
VT
NH
ME
MA
CT
RI
IA
NE
PA
NJ
NV
UT
CO
IL
IN
OH
MD
DE
KS
MO
WV
KY
VA
CA
OK
AR
TN
NC
SC
AZ
NM
MS
AL
GA
TX
LA
FL
Number of Accounts
1
1,000
2,000
3,000
4,052
Average Balance
$0
$250,000

Axos Deposits Have National Reach With Customers in Every State

Non-Interest Income Growth and Diversification

axos

Year Ended
June 30, 2019

Total Non-Interest Income = $82.9 million



7%
7%
6%
14%
64%
Prepayment Penalty Fees
Gain on Sale
Mortgage Banking and Servicing Rights
Broker-Dealer Fees
Banking and Service Fees

Three Months Ended
March 31, 2024

Total Non-Interest Income = $132.7 million[1]



6%
24%
7%
36%
27%
Prepayment Penalty Fees
Advisory Fees
Mortgage Banking and Servicing Rights
Broker-Dealer Fees
Banking and Service Fees

Securities Segment Fee Income[2] (6/2019 – 3/2024) = 590%

Note 1: Represents annualized quarterly data
Note 2: Includes advisory fee income from AAS business, which was acquired August 2, 2021

Integrated Securities and Banking

Leveraging Bank's existing digital platforms allows for unique integrated and flexible Banking and Securities product features



Onboard Clients Faster
"Single-Pane"
Rich Banking & Securities Features
Unified Service Model
End Clients
Universal Enrollment Platform
Universal Digital Bank Platform
Banking
Securities
Salesforce Service Cloud + Five9
› Consumer Banking
› Self-Directed Trading
› BD/RIA (Investors)

Axos Clearing and Custody Highlights

- Leadership team with more than 100 years combined industry experience.
- Proprietary front- and back-end technologies for advisors and broker-dealers.
- Nation's 8th largest Clearing Services firm by number of broker-dealer clients[1].
- More than $30 billion in Clearing Services client assets under custody and/or administration.
- Axos Financial, Inc. acquired E*TRADE Advisor Services in August 2021.

Three Months Ended March 31, 2024



Securities Lending
3%
Net Interest Income
6%
Custody
21%
Margin Lending
10%
Clearing Fees
& Execution
16%
Cash Sorting
44%

Custody	$	8,105,387
Clearing Fees & Execution		6,166,043
Cash Sorting		17,212,844
Margin Lending		3,719,802
Securities Lending		1,161,711
Net Interest Income		2,254,196
Net Revenues	**$**	**38,619,983**

Three Months Ended June 30, 2019



Securities Lending
8%
Clearing &
Execution
Fees
47%
Margin
Lending
26%
Cash Sorting
19%

Custody	$	—
Clearing Fees & Execution		5,442,487
Cash Sorting		2,198,140
Margin Lending		3,040,793
Securities Lending		880,751
Net Interest Income		(30,406)
Net Revenues	**$**	**11,531,765**

Note 1: InvestmentNews top clearing and custody firms for financial advisors October 2021.

Secular Industry Trends Provide Opportunities for Axos

Fee Compression for Active and Passive Investment Managers	› RIAs need to reduce costs and streamline back-office ops › Automation frees up time/resources for client interactions
Advisors are Leaving Wirehouses to Become Independent Advisors	› Axos to provide bundled securities clearing, custody and banking services › Target small & medium-sized RIAs and IBDs that large custodians do not serve well
Aging Advisor Population is Driving Consolidation and Succession Planning	› Axos to provide succession-based and M&A financing to RIAs and IBDs › Nationwide footprint and industry focus are competitive advantages
Digitization of Wealth Management	› Axos will offer direct-to-consumer and private label robo-advisory solutions to individuals and independent RIAs

Axos Advisor Services (AAS) At A Glance

Liberty Provides a Comprehensive Turnkey Platform


Unified Managed Accounts
Easy Rebalancing
Automatic Reconciliation
Customer Relationship Management
Proposal Generation
Simplified Account Opening
eSignature
Tax Management Tools
Fee Billing
Performance Reporting

Serving 201 RIAs[1,3]
($1M+ AUC)

~$26B Assets Under Custody[2]

TAMPs	Traditional RIAs	Small RIAs
59% of Total AUC[3]	***36% of Total AUC[3]***	***5% of Total AUC[3]***
Turnkey Asset Management Platform, relies on Reps to gather assets and maintain relationship with investor	Gathers and manages assets, works directly with investor	Advisors with <$25M in AUC

Data as of March 31, 2024
Note 1: 231 total advisors on Liberty platform; advisors with <$1M AUC comprise <$8M in total assets; there are 9 non-AAS RIAs not on Liberty at Axos Clearing
Note 2: Includes $197M 401K AUC
Note 3: Excludes $197M 401K AUC

Axos Clearing Long-Term Revenue and Expense Synergies

Revenue Synergies

Axos Securities:

- Margin Loans
- Securities Lending
- Fixed Income Trading
- Order Flow
- White-label Robo Advisor

Axos Consumer Banking:

- White-label Banking
- Auto Lending
- Mortgage Lending
- Unsecured Lending

Axos Business Banking:

- Small Business Banking
- RIA Lending



Axos Custody
Axos Clearing
Axos Invest

Cost Synergies

Axos Securities:

- Self-Clearing
- Regulatory/Compliance
- Client Acquisition Costs
- Customer Service
- IT Infrastructure/Dev

Axos Consumer Banking:

- Deposit Servicing Costs
- Client Acquisition Costs

Axos Business Banking:

- Client Acquisition Costs

Key Goals of Universal Digital Bank

axos

Personalization	› Increase chances of offering right product at the right time and place › Personalization is the right antidote for too much choice, too much content, and not enough time
Self-Service	› Eventual artificial intelligence tools assist sale of banking products such as deposits, loans, and mortgages › Products optimized by channel, recipient and journey › Self service saves time and cost (e.g., activate and deactivate debit-card in platform, send wires via self-service)
Facilitate Partnerships	› Easy integration of third-party features (e.g., biometrics) › Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party › Enable creative customer acquisition partners
Customizable Experience	› Provide holistic and interactive and intuitive design experience › Integrate online experience with other channels
Cross-Sell	› Artificial intelligence and big data credit models enable quick credit decisions › Customized product recommendations based upon analytical determination of need

Evolving Capabilities of the UDB Platform

axos

UDB offers a growing set of products, capabilities and supported user segments

UDB 1.0 → UDB 2.0 → White Label UDB

Products + Features

- Banking: Axos deposit products
- Borrowing: Axos loan products
- Investing: Managed Portfolios, Self Directed Trading
- Planning: Account Aggregation, PFM, Credit Monitoring

Segments

- Co-branded Wealth Management
- Small Business Banking

Enablers

- Personalized Offers + Content
- SSO to Enrollment Portals
- Universal Enrollment: Single, digital point of sale

Holistic Credit Risk Management

axos

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle	**Set Appetite**	**Originations**	**Portfolio Management**	**Reporting**	**Special Assets**
Axos Credit Objectives	**Establish Credit Framework and Culture**	**Safe Growth**	**Monitor Assets Throughout Life Cycle**	**Data-Driven Decision Making**	**Mitigate Problem Loans**
Example of Credit Tools	› **Board of Directors** › **Annual Strategic Plan** › **Corporate Governance** › **Policies & Approval Authorities**	ncino CoStar Group RIMS exactbid	iRisk LERETA	REIS Microsoft SQL Server	iRisk LERETA

Note: Credit Tools list is a sampling and is not purported to be comprehensive.

Charge-offs to Average Loans Outstanding

Strong Credit Performance Exhibited through Low Charge-off Ratios


0.25%
0.20%
0.15%
0.10%
0.05%
0.00%
0.19
0.06
0.23
0.08
0.12
0.07
0.02
0.04
FY19
FY20
FY21
FY22
FY23
With HRB
Without HRB

Note 1: Includes advisory fee income from AAS business, which was acquired August 2, 2021.
Note 2: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial products. The partnership was terminated December 8, 2020.

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)

($ in millions)



$320
$300
$280
$260
$240
$220
$200
$180
$160
12.7
251.7
(4.0)
0.8
9.0
(3.0)
9.7
257.5
December 31, 2023
ACL + UCL
Gross Charge-offs
Gross Recoveries
Provision for credit losses
March 31, 2024
ACL + UCL
ACL
UCL

Allowance for Credit Losses (ACL) by Loan Category

as of March 31, 2024

$ Millions

Loans	Loan Balance	ACL $	ACL %
Single Family Mortgage & Warehouse	$ 4,123	17	0.4 %
Multifamily & Commercial Mortgage	4,001	76	1.9 %
Commercial Real Estate	5,913	83	1.4 %
Commercial & Industrial Non-RE	4,828	72	1.5 %
Auto & Consumer	450	10	2.2 %
Other	2	—	— %
	$ 19,317	258	1.3 %

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com